Exhibit 3.141
CERTIFICATE OF FORMATION
OF
MONTEREY PARK LEASEHOLD MORTGAGE, L.L.C.
     This Certificate of Formation of Monterey Park Leasehold Mortgage, L.L.C. (the “LLC”) dated November 3, 2008, is being duly executed and filed by Samuel H. Kovitz, as an authorized person to form a limited liability company under the Delaware Limited Liability Company Act (6 Del.C. § 18-101 et seq.)
     FIRST. The name of the limited liability company formed hereby is Monterey Park Leasehold Mortgage, L.L.C.
     SECOND. The address of the registered office of the LLC in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.
     IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first written above.

/s/ SAMUEL H. KOVITZ
SAMUEL H. KOVITZ, Authorized Person